REPLICEL LIFE SCIENCES INC.
(formerly NEWCASTLE RESOURCES LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2011

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

		September 30,	December 31,
	Notes	2011	2010
			(Note 12)
Assets

Current assets
Cash		$1,210,352	$1,211,525
Sales taxes recoverable		33,759	40,877
Prepaid expenses		25,421	23,592
		1,269,532	1,275,994
Non-current assets
Equipment	5	19,948	32,748

Total Assets		$1,289,480	$1,308,742

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8	189,217	548,280
Advances payable	6	77,808	75,015

Total Liabilities		267,025	623,295

Shareholders’ Equity

Common shares	7	6,004,535	3,344,320
Preferred shares		204	204
Contributed surplus		837,426	235,705
Deficit		(5,819,710)	(3,219,782)
Attributable to Owners’ of the Parent		1,022,455	360,447
Attributable to the Non-controlling Interest		-	325,000

Total Shareholders’ Equity		1,022,455	685,447

Total Liabilities and Shareholders’ Equity		$1,289,480	$1,308,742

Ability to Continue as a Going Concern (Note 2)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Peter Jensen”
Director	Director

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September	September	September	September
	30, 2011	30, 2010	30, 2011	30, 2010
Clinical Development
Clinical trial costs (Note 8)	$270,711	$1,747	$599,864	$230,091

Research and Development
Consulting fees (Note 8)	158,085	33,000	211,185	133,657
Intellectual property costs	12,719	7,388	47,911	7,388

Marketing
Consulting fees	157,261	14,000	284,741	49,553

General and Administrative
Accounting and audit fees	5,874	18,192	79,756	18,192
Amortization (Note 5)	1,464	1,796	6,230	5,204
Computer and IT expenses	2,915	2,812	15,567	19,464
Consulting fees (Note 8)	25,000	32,500	137,959	110,745
Insurance	12,388	10,157	35,297	20,786
Legal fees (Note 8)	26,148	45,939	92,196	83,272
Office and telephone	21,991	6,744	67,688	27,422
Rent (Note 8)	20,749	1,000	60,414	17,916
Salaries (Note 8)	159,565	34,601	458,619	79,073
Stock-based compensation (Notes 4 and 7)	61,120	70,529	779,766	138,018
Travel and promotion	31,120	5,606	85,283	30,913
Foreign exchange loss (gain)	(76,337)	-	(57,047)	-

Net loss before other item	890,773	286,011	2,905,429	971,694
Other item:
Loss on disposal of equipment	-	-	19,499	-

Net Loss and Comprehensive Loss	$890,773	$286,011	$2,924,928	$971,694

Net Loss and Comprehensive Loss attributable to Non-controlling Interest	$-	$-	$219,479	$-
Net Loss and Comprehensive Loss attributable to Owners’ of the Parent	890,773	286,011	2,705,449	971,694

Basic and Diluted Loss Per Share	$(0.02)	$(0.01)	$(0.08)	$(0.05)

Weighted Average Shares Outstanding	38,350,006	21,540,940	33,431,930	21,089,993

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Cash Flows
For the nine months ended
(Stated in Canadian Dollars)
(Unaudited)

		For the nine months ended
		September		September
		30, 2011		30, 2010

Operating Activities

Net loss and comprehensive loss		$(2,924,928)		$(971,694)
Add items not involving cash:
Amortization		6,230		5,204
Loss on disposal of equipment		19,499		-
Unrealized foreign exchange		2,793		-
Stock-based compensation		779,766		138,018

Changes in non-cash working capital balances:
Sales taxes recoverable		7,118		(10,082)
Prepaid expenses		(1,829)		7,120
Accounts payable and accrued liabilities		(359,063)		191,946
Net Cash Used in Operating Activities		(2,470,414)		(639,488)

Investing Activities

Purchase of Equipment		(12,929)		(15,794)
Net Cash Used in Investing Activities		(12,929)		(15,794)

Financing Activities

Issuance of common shares		2,482,170		212,500
Net Cash Provided by Financing Activities		2,482,170		212,500

Decrease in cash during the period		(1,173)		(442,782)

Cash, beginning of the period		1,211,525		603,907

Cash, end of the period		$1,210,352		$161,125

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$	Nil	$	Nil
Cash paid for interest	$	Nil	$	Nil

Non-cash Transactions (Note 11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (Formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the nine months ended September 30, 2011 and 2010 and for the year ended December 31, 2010
(Stated in Canadian Dollars)
(Unaudited)

	Attributable to the Owners’ of the Parent										Attributable
	Common Stock										To Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$-	$-	$(615,257)	$557,043	$-	$557,043

Shares issued for cash at $1.00	430,000	430,000	(30,000)	-	-	-	-	-	-	400,000	-	400,000

Cash received for shares issued in 2009 at $1.00	-	-	12,500	-	-	-	-	-	-	12,500	-	12,500

Recapitalization transactions

Pursuant to the acquisition of TrichoScience – Note 4	(9,584,800)	-	-	-	-	-	-	-	-	-	-	-

Exchange of shares – Note 4	22,653,960	818,325	-	5,577,580	-	5,577,580	-	-	(62,000)	756,325	325,000	1,081,325

Acquisition of 583885 – Note 4	4,400,000	941,195	-	-	-	-	-	-	-	941,195	-	941,195

Preferred shares issued for cash at US$0.0001	-	-	-	-	-	2,000,000	204	-	-	204	-	204

Stock based compensation	-	-	-	-	-	-	-	235,705	-	235,705	-	235,705

Net loss for the year	-	-	-	-	-	-	-	-	(2,542,525)	(2,542,525)	-	(2,542,525)

Balance, December 31, 2010	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (Formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the nine months ended September 30, 2011 and 2010 and for the year ended December 31, 2010
(Stated in Canadian Dollars)
(Unaudited)

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447

Shares issued for cash at USD $1.00	2,550,000	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170

Finder’s fee shares issued	101,200	-	-	-	-	-	-	-	-	-	-	-

Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 4	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-

Exchange of shares – Note 4	10,844,846	-	-	5,422,420	-	5,422,420	-	-	610,866	610,866	(610,866)	-

Escrow release – Note 4	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045

Cancellation of shares – Note 4	-	-	-	(11,000,000)	-	-	-	-	-	-	-	-

Stock based compensation – Note 7	-	-	-	-	-	-	-	601,721	-	601,721	-	601,721

Net loss for the period	-	-	-	-	-	-	-	-	(2,705,449)	(2,705,449)	(219,479)	(2,924,928)

Balance, September 30, 2011	40,550,006	$6,004,535	$-	-	$-	13,000,000	$204	$837,426	$(5,819,710)	$1,022,455	$-	$1,022,455

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (Formerly NEWCASTLE RESOURCES LTD.)
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the nine months ended September 30, 2011 and 2010 and for the year ended December 31, 2010
(Stated in Canadian Dollars)
(Unaudited)

												Attributable
	Attributable to the Owners’ of the Parent											To
	Common Stock											Non-
			Share	Series B Preferred Shares		Series C Preferred Shares			Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares		Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2010	9,154,800	$1,154,800	$17,500	-	$-	-	$	- $	-	$(615,257)	$557,043	$-	$557,043

Share subscriptions	20,000	20,000	(20,000)	-	-	-		-	-	-	-	-	-

Issuances of shares for cash at $1.00	210,000	210,000	-	-	-	-		-	-	-	210,000	-	210,000

Cash received for shares issued in 2009 at $1.00	-	-	12,500	-	-	-		-	-	-	12,500	-	12,500

Cancellation of subscription agreement at $1.00	-	-	(10,000)	-	-	-		-	-	-	(10,000)	-	(10,000)

Stock based compensation – Note 7	-	-	-	-	-	-		-	138,018	-	138,018	-	138,018

Net loss for the period	-	-	-	-	-	-		-	-	(971,694)	(971,694)	-	(971,694)

Balance, September 30, 2010	9,384,800	$1,384,800	$-	-	$-	-	$	- $	138,018	$(1,586,951)	$(64,133)	$-	$(64,133)

The accompanying notes form an integral part of these consolidated interim financial statements

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

1.	Nature of Operations

Newcastle Resources Ltd. was incorporated under the Ontario Business Corporations Act on April 24, 1967. On June 22, 2011, Newcastle Resources changed its name to RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) and its reporting jurisdiction to British Columbia. Its common shares are listed for trading in the United States on the OTCBB. The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration. Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

2.	Basis of Presentation

	a)	Statement of Compliance and Conversion to International Financial Reporting Standards

The financial statements of the Company for the year-ending December 31, 2011 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”). These condensed interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the quarter ended March 31, 2011 and June 30, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as though these policies had always been in effect. Note 12 discloses the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 annual audited financial statements prepared in accordance with pre-changeover Canadian GAAP and the Company’s interim financial statements for the quarter ended March 31, 2011 and June 30, 2011 prepared in according with IFRS applicable to interim financial statements.

The financial statements were authorized for issue on November 24, 2011 by the directors of the Company.

	b)	Going Concern of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At September 30, 2011, the Company is still in the research stage, and has accumulated losses of $5,819,710 since its inception and expects to incur further losses in the development of its business, which casts significant doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - Continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

c) Details of controlled entities are as follows:

		Percentage Owned
	Country of	September 30,		December 31,	September 30,
	Incorporation	2011		2010	2010
TrichoScience Innovations Inc.	Canada	100%		55.4%	-
583885 BC Ltd.	Canada	Note 2 c	) i	100%	-

i.	583885 BC Ltd. was dissolved on July 29, 2011.

3.	Accounting Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, that have not been early adopted in these condensed consolidated interim financial statements, will or may have an effect on the Company’s future results and financial position:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated interim financial statements, will not have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)
•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)
•	Amendments to IFRS 9: Financial Instruments (Effective for periods beginning on or after January 1, 2013)

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc.

(“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel acquired 50.7% of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares, 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel (the “Acquisition”). Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010.

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently in the research and development stage and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience obtained control of more than 50% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated interim financial statements are presented as a continuation of TrichoScience. The comparative figures are those of TrichoScience.

As TrichoScience is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company’s assets and liabilities at the date of the transaction are also included in the consolidated balance sheets at their historical carrying values.

RepliCel is not considered a business as defined by IFRS. As a result, at the date of the acquisition, the transaction was accounted for as a share based payment transaction under IFRS 2 Share Based Payments whereby TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel.

The net identifiable assets of RepliCel at the date of the acquisition were as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,392
Accounts payable and accrued liabilities	(71,035)
Advances payable	(75,015)

Net assets acquired	$996,325

The Company recognized $85,000 as listing expense during the year ended December 31, 2010, being the difference between the fair value of the share based payment of $1,081,325 and the net identifiable assets received. The fair value of the share based payment was determined with reference to the fair market value of Newcastle shares that would have been received by the shareholders of TrichoScience had 100% of the shares been exchanged. The fair value of each Newcastle share was determined with reference to the price at which the shares had been sold in arms’ length transaction prior to the acquisition.

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee. The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction - Continued

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-

Accepting Shareholders”) and, as such, should be treated as a non-controlling interest in the consolidated interim financial statements. In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets. The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience.

During the nine months ended September 30, 2011, RepliCel purchased 2,050,000 common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non- controlling interests’ proportionate share in Investment Two.

During the nine months ended September 30, 2011, the remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $610,866, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

At September 30, 2011, 100% percent of the non-accepting shareholders have tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration. There is no non-controlling interest at September 30, 2011 (December 31, 2010: $325,000).

Class B and C Preferred Shares

No amount of the value assigned to share capital issued with the Share Exchange Agreement was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value at the time of closing. The Class B preferred shares have been extinguished, as the Company has achieved the following milestones during the nine months ended September 30, 2011:

-

RepliCel purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel raised the proceeds to make these investments by selling its shares at not less than $1 per share (completed); and

-	RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience (completed).

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States. Other than transfers of Class C Shares amongst original shareholders of TrichoScience Innovations Inc., the Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction - Continued

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent. These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award.

During the nine months ending September 30, 2011, the performance conditions with respect to 350,000 shares (Year ended December 31, 2010: 850,000) had been achieved, being the completion Investment Two (December 31, 2010: Investment One and Investment Two) described above, and $178,045 (December 31, 2010: $432,295) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 2,200,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met.

At September 30, 2011, there were 2,200,000 common shares held in escrow (December 31, 2010: 2,550,000 common shares).

The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non forfeitable at the date of issuance. Stock based compensation of $508,800 (representing the fair value of the shares issued) was recognized for these shares during the year ended December 31, 2010.

5.	Equipment

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At December 31, 2010	$25,880	$16,258	$42,138
Additions	-	12,929	12,929
Disposals	(18,885)	(9,483)	(28,368)
At September 30, 2011	6,995	19,704	26,699

Depreciation:
At December 31, 2010	5,311	4,079	9,390
Charge for the period	1,611	4,619	6,230
Elimination on disposal	(5,325)	(3,544)	(8,869)
At September 30, 2011	1,597	5,154	6,751
Net book value at September 30, 2011	$5,398	$14,550	$19,948

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

5.	Equipment - Continued

	Furniture and	Computer
	Equipment	Equipment	Total

Cost:
At January 1, 2010	$15,126	$6,563	$21,689
Additions	10,754	9,595	20,449
Disposals	-	-	-
At December 31, 2010	25,880	16,258	42,138

Depreciation:
At January 1, 2010	1,513	937	2,450
Charge for the period	3,798	3,142	6,940
Elimination on disposal	-	-	-
At December 31, 2010	5,311	4,079	9,390
Net book value at December 31, 2010	$20,569	$12,179	$32,748

6.	Advances Payable

Advances payable of $77,808 (US$75,000) is from an unrelated third party. Advances payable are unsecured, non-interest bearing and have no specific terms of repayment.

7.	Share Capital

	a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value Unlimited Class C voting, convertible preferred shares without par value

	b)	Issued and Outstanding:

During the nine months ended September 30, 2011:

(i)

The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000). A finder’s fee of 101,200 common shares was issued in connection with the private placement

(ii)

The Company acquired 4,724,800 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,846 common shares, 5,422,420 Class B preferred shares and 5,422,420 Class C preferred shares in RepliCel. (Note 4).

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – Continued

	b)	Issued and Outstanding: – Continued

During the year ended December 31, 2010:

(i) The Company issued 430,000 common shares at a price of $1.00 per share, of which $30,000 had been received during the year ended December 31, 2009.

During the nine months ended September 30, 2010:

(i)	The Company issued 200,000 common shares at a price of $1.00 per share, of which $200,000 was received during the nine-month period ended September 30, 2010.

c)	Stock Option Plans:

(i)

Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share with 1/3vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years. Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders Trichoscience shares under the Share Exchange Agreement. All other terms remained the same. This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)

On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options. The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

d)	Fair value of Options Issued During the Period

During the year ended December 31, 2010, under the Company Stock Option Plan 1,485,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$0.50 per share and expire July 13, 2017 and vest on December 22, 2011. On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 18, 2018. The options vest over a three year period.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – Continued

	d)	Fair value of Options Issued During the Period – Continued

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

		December 22, 2010	March 11, 2011
	Founders Stock Options	Company Stock Options	Company Stock Options
Risk-free interest rate	2.81%	2.66%	2.88%
Weighted-average expected life	6.55 years	7.00 years	7.00 years
Expected volatility	81%	81%	81%
Expected dividends	Nil	Nil	Nil
Expected forfeiture rate	0%	0%	0%
Fair value	0.17	0.17	0.72

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)	Stock-based Compensation

The Company recognized a fair value of $61,120 and $601,721 as stock based compensation expense in the statement of comprehensive loss for the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 - $70,529 and $138,018) for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – Continued

	e)	Stock-based Compensation – Continued

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the nine months ended September 30, 2011 is as follows:

			Weighted Average
	Number of Options		Exercise Price
Outstanding, January 1, 2010	-		$-
Granted	1,485,000		US 0.50
Exercised	-		-
Forfeited	-		-
Outstanding, December 31, 2010	1,485,000		US 0.50
Exercisable, December 31, 2010	-		-

Outstanding, December 31, 2010	1,485,000	$	US 0.50
Granted	1,350,000		US 1.00
Exercised	-		-
Forfeited	-		-
Outstanding, September 30, 2011	2,835,000	$	US 0.74
Exercisable, September 30, 2011	337,500	$	US 1.00

f)	Escrow Shares

Pursuant to the Acquisition described in Note 4, at September 30, 2011:

i)

2,200,000 (December 31, 2010: 2,550,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share. During the nine months ended September 30, 2011, 350,000 of shares were released from escrow pursuant to the $2,050,000 investment by RepliCel in TrichoScience. The Company recognized a fair value of $178,045 as stock based compensation expense in the statement of operations for the nine months ended September 30, 2011 (September 30, 2010 - $Nil) in respect of those shares released from escrow. No shares were released from escrow for the three months ending September 30, 2011.

	ii)	22,000,009 (December 31, 2010: 11,155,165) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

		a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);

		b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;

		c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

8.	Related Party Transactions Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2011	2010
Companies controlled by directors of the Company	$-	$27,886
Directors or officers of the Company	-	43,080
	$-	$70,966

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with company’s that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount, being the amount established and agreed to by the parties.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Research and development consulting fees	$33,000	$33,000	$104,000	$94,000
Clinical trial costs	103,042	-	103,042	-
Administrative consulting fees	-	25,500	45,750	80,550
Rent	-	1,000	9,000	1,000
Legal fees	-	-	6,621	-
	$136,042	$59,500	$268,413	$175,550

Key management personnel compensation

The Company considers the Chief Executive Officer and the Chief Financial Officer as key management.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Short-term employee benefits – salaries and wages	$90,000	$36,000	$288,000	$108,000
Stock-based compensation	20,827	-	133,292	-
	$110,827	$36,000	$421,292	$108,000

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

9.	Financial Instruments and Risk Management

As at September 30, 2011, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities and advances payable.

The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At September 30, 2011 cash balances of $955,135 (December 31, 2010: Nil) were held in US dollars.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited. Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30,	December 31,
	2011	2010

Cash	$1,210,352	$1,211,525
	$1,210,352	$1,211,525

Financial liabilities included in the statement of financial position are as follows:

	September 30,	December 31,
	2011	2010
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	$189,217	$548,280
Advance payable	77,808	75,015
	$267,025	$623,295

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

10.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders equity and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program. Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.

There has been no change in the Company’s approach to capital management during the three months ended September 30, 2011.

11.	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. During the nine months ended September 30, 2011, the Company acquired 4,724,800 common shares of TrichoScience in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company, which was excluded from the condensed consolidated interim statement of cash flows. (September 30 2010: None)

12.	First Time Adoption of International Financial Reporting Standards

The Company’s financial statements for the year-ending December 31, 2011 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

REPLICEL LIFE SCIENCES INC. (formerly NEWCASTLE RESOURCES LTD.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2011
(Stated in Canadian Dollars)
(Unaudited)

12.	First Time Adoption of International Financial Reporting Standards - continued

Reconciliations of Pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made upon adoption of IFRS do not affect the Statement of Financial Position, Statement of Comprehensive Loss, Statement of Cash Flows or Statement of Changes In Equity at September 30, 2010 and for the three and nine months then ended, therefore no reconciliation has been prepared.

13.	Subsequent Event

Subsequent to September 30, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,000 common shares of the Company (each, a “Common Share”) by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders. The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013. Following the conversion, a total of 43,150,006 Common Shares are issued and outstanding.